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                                                                    Exhibit 23.3
                              CONSENT OF KPMG LLP

The Board of Directors
Galileo International, Inc.:

   We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-64738) of Cendant Corporation of our report dated January 26, 2001, except as to Note 15 which is as of February 22, 2001, with respect to the consolidated balance sheets of Galileo International, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 10-K of Galileo International, Inc. and to the reference to our firm under the heading "Experts" in the Registration Statement.

/s/ KPMG LLP
Chicago, Illinois
July 23, 2001